UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

GREAT LAKES DREDGE & DOCK CORPORATION

(Name of Subject Company)

GREAT LAKES DREDGE & DOCK CORPORATION

(Name of Person(s) Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

390607109

(CUSIP Number of Class of Securities)

Vivienne R. Schiffer

Senior Vice President, Chief Legal Officer,

Chief Compliance Officer and Corporate Secretary

Great Lakes Dredge & Dock Corporation

9811 Katy Freeway, Suite 1200

Houston, Texas 77024

(346) 359-1010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

John P. Kelsh

Scott R. Williams

Leigh B. Rorick

Sidley Austin LLP

One South Dearborn

Chicago, Illinois 60603

(312) 853-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Great Lakes Dredge & Dock Corporation, a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on March 4, 2026 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the cash tender offer made by Huron MergeCo., Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Saltchuk Resources, Inc., a Washington corporation (“Parent”), to purchase all of the Company’s issued and outstanding shares of Common Stock, par value $0.0001 per share (the “Shares”), pursuant to the Agreement and Plan of Merger, dated as of February 10, 2026, by and among Parent, Purchaser and the Company (as it may be amended or supplemented from time to time, the “Merger Agreement”), at a purchase price of $17.00 per Share, net to the seller thereof in cash, without interest, subject to any required tax withholding (such consideration as it may be amended from time to time pursuant to the terms of the Merger Agreement), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 4, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” which, together with the Offer to Purchase and other related materials, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by Parent and Purchaser with the SEC on March 4, 2026. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule 14D-9, respectively, as each may be amended or supplemented from time to time.

Capitalized terms used in this Amendment but not defined herein shall have the respective meanings given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

This Amendment should be read in conjunction with the rest of the Schedule 14D-9, as amended, which we urge you to read in its entirety.

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following as a new section titled “—Expiration of the Offer; Completion of the Merger” immediately before the section titled “—Forward-Looking Statements”:

“Expiration of the Offer; Completion of the Merger

The Offer and withdrawal rights expired as scheduled one minute following 11:59 p.m., New York City time, on March 31, 2026 (the “Expiration Time”), and the Offer was not extended. Based on the final information provided by Broadridge Corporate Issuer Solutions, LLC, the depositary and paying agent for the Offer, as of the Expiration Time, 53,738,558 Shares were validly tendered in the Offer (and not validly withdrawn) pursuant to the Offer, representing approximately 79.88% and at least one Share more than a majority of the issued and outstanding Shares as of the Expiration Time. As a result, the Minimum Condition has been satisfied. As the Minimum Condition and each of the other Offer Conditions have been satisfied, Purchaser has accepted for purchase and payment all Shares that were validly tendered (and not validly withdrawn) pursuant to the Offer and payment of the Offer Price for such Shares, subject to any required tax withholdings, will be made as promptly as practicable in accordance with the terms of the Offer and the Merger Agreement.

Pursuant to a Certificate of Merger filed with the Secretary of State of the State of Delaware on April 1, 2026, Purchaser was merged with and into GLDD through a merger under Section 251(h) of the DGCL, with GLDD surviving the Merger and continuing as a wholly owned subsidiary of Parent. In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by a GLDD stockholder who has properly demanded appraisal rights of such Shares under, and who has complied in all respects with, Section 262 of the DGCL and has not validly revoked such demand) was automatically converted into the right to receive the Offer Price in cash, without interest and subject to applicable withholding taxes, except for (i) Shares that were then owned by GLDD or any subsidiary of GLDD or held in the treasury of GLDD and (ii) Shares then owned of record by Parent, Purchaser (including shares irrevocably accepted for payment by Purchaser in the Offer) or any of their respective wholly-owned subsidiaries (in each case, other than those held on behalf of any third party), which Shares were cancelled at the

Effective Time without any consideration delivered in exchange therefor. All Shares converted into the right to receive the Offer Price ceased to be outstanding and were cancelled and ceased to exist. Following the Merger, the common stock of the Company was delisted and ceased to be traded on the Nasdaq Stock Market. Parent intends to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of GLDD’s reporting obligations under the Exchange Act as promptly as practicable.

On April 1, 2026, GLDD and Parent issued a joint press release announcing the successful completion of the Offer and the Merger. The full text of the press release is attached hereto as Exhibit (a)(5)(viii) and is incorporated herein by reference.”

ITEM 9. EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(viii)	Joint Press Release of the Company and Parent, dated April 1, 2026.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GREAT LAKES DREDGE & DOCK CORPORATION

By:	/s/ Vivienne R. Schiffer

Name:	Vivienne R. Schiffer
Title:	Senior Vice President, Chief Legal Officer, Chief Compliance Officer and Corporate Secretary

Date: April 1, 2026